UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 February 10, 2004

                                              CINAR Corporation
(Translation of registrant’s name into English)

 1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

  Form 20-F        Form 40-F   X

  [Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

  Yes       No   X

  [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: February 10, 2004	By:	(signed) Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K:

EXHIBIT A:

Press Release dated February 10, 2004 – SETTLEMENT DATE FOR CINAR LITIGATION EXTENDED TO THURSDAY, FEBRUARY 12

TO:	News editors and directors, assignment editors, journalists and columnists: business, finance and communications news

FROM:	CINAR

DATE:	February 10, 2004

RE:	For immediate release

SETTLEMENT DATE FOR CINAR LITIGATION
EXTENDED TO THURSDAY, FEBRUARY 12

MONTREAL, February 10, 2004 - CINAR Corporation announced today that the deadline for the various litigation settlements related to the Company has been extended to Thursday, February 12, 2004, at midnight, subject to approval by the Superior Court of Quebec. This extension has been accepted by the investor group comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners, who announced on October 30, 2003, the conclusion of a definitive agreement with CINAR to acquire the Company for US$3.60 a share.

The agreement calls for a pro rata distribution to shareholders of the potential net proceeds from the settlement of certain outstanding litigation, after taking into account certain adjustments. In the event that all of this litigation is not settled and certain other conditions are not met by the deadline, CINAR shareholders will be granted non-transferable contingent cash entitlements providing them with the right to receive 70 percent of the net proceeds of such litigation, after taking into account certain adjustments. The original deadline was Monday, February 9, 2004, at midnight. A special meeting has been called by CINAR for February 17, 2004, to allow shareholders to vote on the definitive agreement.

“Although I cannot say we are close to a settlement at this time regarding the larger actions, we are pleased to have an additional 72 hours to negotiate for the benefit of all of our shareholders,” said Stuart Snyder, President and CEO of CINAR. “This extension will give all parties one final opportunity to agree on settlement terms.”

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

INFORMATION:	Nathalie Bourque (514) 843-2309